Mail Stop 3561

October 2, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Torbjorn B. Lundqvist
 Chief Executive Officer and Chief Financial Officer
AVIATION UPGRADE TECHNOLOGIES, INC.
24040 Camino Del Avion, #A303
Monarch Beach, California 92629 USA

> **Re: Aviation Upgrade Technologies, Inc.**
> **Supplemental response letter dated September 14, 2007 regarding the**
> **Form 10-KSB for the year ended December 31, 2006**
> **File No. 0-28347**

Dear Mr. Lundqvist:

        We have reviewed your supplemental response letter to us dated September 14, 2007 in response to our letter of comment dated August 27 and have the following comments which, unless otherwise stated, should be reflected in an amendment to your December 31, 2006 Annual Report on Form 10-KSB. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days. The requested amendment should be filed as soon as possible.

Form 10-KSB (Fiscal Year Ended December 31, 2006), As Amended
and
Form 10-QSB (Quarter Ended March 31, 2007), As Amended

Management's Discussion and Analysis
and
Financial Statements

1.   We note various places in the document where there were inconsistencies in the amounts, particularly between and within MD&A and the Financial Statements. In **future filings**, beginning with your September 30, 2007 Quarterly Report on Form 10-QSB, please ensure that all amounts and related information are consistent throughout the document.

2.   Refer to the Statements of Cash Flows in the Amended March 31, 2007 Quarterly Report on Form 10-QSB. The financing activity line item "License fee waived as capital contribution" should be reclassified within "Supplemental Cash Flow Disclosures" as this is a non-cash transaction. Please revise in **future filings** beginning with your September 30, 2007 Quarterly Report on Form 10-QSB.

Item 8a. Controls and Procedures, page 12

3.   We have reviewed your responses to prior comments 11 and 12. We are unable to agree with your conclusion that disclosure controls and procedures were effective with regard to the Form 10-KSB for December 31, 2006. We note your representation that the largest error was the result of the entries made using your accounting program and of the change in bookkeeping personnel. We also note that you believe that the written procedures you employ are effective but that, with a change in the personnel performing accounting, auditing and clerical work, these procedures did not function as designed. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the issuer in filed reports is recorded, processed, summarized and reported, within the specified time periods. This information must be accumulated and communicated to management as appropriate to allow timely decisions regarding disclosure. Your periodic evaluation of the effectiveness of these controls and procedures is made as of a particular point in time, in this case December 31, 2006. It therefore it appears to us that, as of that particular point in time, your written disclosure controls and procedures "did not function as intended and designed" as you point out. For that reason, your controls and procedures would not be considered effective as of December 31, 2006 as evidenced by the filing of an amended Form 10-KSB and the related Form 8-K. We will not object if you also wish to explain the reasons why you believe that your controls and procedures did not function as intended at that particular point in time and describe the steps you have taken in order to ensure that "similar errors will not occur" in the future as part of these disclosures. Please **revise** your amended Form 10-KSB as appropriate.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief